FIFTH THIRD BANCORP HAS CLAIMED

CONFIDENTIAL TREATMENT OF PORTIONS

OF EXHIBITS A – D OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

ASTERISKS DENOTE SUCH OMISSIONS.

May 24, 2006

VIA EDGAR

Mr. Kevin W. Vaughn

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 000-08076

Ladies and Gentlemen:

We have received and reviewed your correspondence dated May 10, 2006 related to the Form 10-K for Fiscal Year Ended December 31, 2005 (the “Form 10-K” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) filing denoted above. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note for the information of the staff that concurrent with the submission to you of this letter, confidential treatment of portions of Exhibits A – D to this response letter is being requested under the Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Note 8: Derivatives, page 68

1.	Please address the following regarding your response to our prior comment 6, regarding your fair value hedges of forward sales of mortgage loans:

•	Please provide us your contemporaneous documentation of a hedge relationship that is typical of the hedging strategy of your forecasted sales of residential mortgage loans, consistent with the requirements of EITF Topic D-102.

•	Please tell us the hedging period for this strategy. Tell us whether you document a hedge period that is shorter than the term of the loan, and if so, tell us what period you use. Refer to question 2 of DIG F11.

•	Your response indicates that you prepare an analysis of notional mortgage loans and forward contracts on a daily basis to ensure that hedge accounting is not applied to amounts in excess of the aggregate mortgage loan balance. Tell us if you mean that you have a one day hedge period and are thereby redesignating the hedge everyday.

•	Please clarify what it means for you to “record the fair value of an overhedged position (resulting solely from the excess notional of forward contracts) through earnings.” If you are not redesignating everyday and thereby dedesignating the overhedge, please tell us whether the amount recognized in earnings represents hedge ineffectiveness, and if so why you believe these hedges met the requirements of paragraph 65.

•	Please describe for us more specifically the terms of the forward contracts you use in this hedge strategy. For example, are these forward contracts to sell MBS TBA’s, that have terms consistent with the terms of the loans, being hedged with these contracts, and if so what are the settlement terms of these contracts (i.e. 30, 60 or 90 day).

•	You state that “any change in the fair value of the forward contracts is based solely on the forward price of the contracts. Please clarify whether this statement means that you believe it is appropriate to hedge expected cash flows of a forecasted transaction based on the forward price of the loan in this fair value hedge strategy. If so, explain why. If not, tell us why the difference between the forward price and the current price of the loans held does not create hedge ineffectiveness. Tell us whether you have documented that you will recognize differences between the spot and forward price directly in earnings, consistent with paragraph 63.

•	We note that you segregate loans by interest rate with corresponding pools of forward contracts. Please tell us then how other loan attributes, such as term and prepayment terms, are considered in the pooling of the loans.

Fifth Third acknowledges the complexity in achieving qualification for matched terms fair value hedge accounting related to residential mortgage loans held-for-sale. Based upon our historical consideration of SFAS No. 133, including paragraph 65, and DIG Issue G9, along with our documented hedging strategy and our daily coverage analysis, Fifth Third believed its strategy of entering into forward contracts to hedge the risk of changes in fair value of its residential mortgage loans held-for-sale due to changes in interest rates qualified for matched terms fair value hedge accounting. However, based upon a review of the staff’s inquiries on this topic, particularly those concerning the specificity of the hedging policy and the daily designation documentation, including a consideration of all critical terms

(interest rate, interest rate type, maturity and spot rate to spot rate hedging strategy) and the recognition of the changes in the difference between the spot and forward price directly in earnings, Fifth Third has concluded its historical treatment has been inappropriate. As a result, Fifth Third has evaluated the quantitative and qualitative impact of the misapplication of matched terms fair value hedge accounting for the forward contract derivatives since inception of the hedging strategy. Please see the full discussion of Fifth Third’s consideration of all quantitative and qualitative factors below and in Exhibits A – D. Based on this evaluation and conclusion that the application of matched terms fair value hedge accounting in prior periods was not material to Fifth Third’s historical consolidated financial statements, Fifth Third intends to modify prospectively, effective during the second quarter of 2006, the application of its hedging strategy, including the hedging policy and the recurring documentation of such, in order to conform to SFAS No. 133 and will utilize the long-haul method.

2.	We note your response to our prior comment 7. We note that you have applied shortcut hedge accounting in your trust preferred hedging strategy. We do not believe that the interest payment deferral option with your interest rate swap meets the requirements of paragraph 68(b). Revise your financial statements to reflect the accounting for this swap without hedge accounting from inception.

Fifth Third acknowledges the staff’s comment in which it believes that the interest payment deferral option with the interest rate swap does not meet the requirements of paragraph 68(b) and understands the topic of the application of shortcut hedge accounting to a trust preferred hedging strategy is currently under debate with a variety of active interpretations. Fifth Third believed its application of shortcut fair value hedge accounting to its trust preferred hedging strategy was appropriate. However, Fifth Third has evaluated the quantitative and qualitative impact assuming the application of the shortcut fair value method of hedge accounting was inappropriate from inception of the hedging relationship. Based on this evaluation and conclusion that the application of shortcut fair value hedge accounting in prior periods was not material to Fifth Third’s historical consolidated financial statements, Fifth Third has discontinued the shortcut fair value method of accounting for this interest rate swap and has dedesignated and redesignated the relationship, effective during the second quarter of 2006, to prospectively utilize the long-haul method. Additionally, Fifth Third has concluded the quantitative and qualitative impact of correcting this item in the second quarter of 2006 would not be material to Fifth Third’s consolidated financial statements.

In analyzing the historical impact of applying the matched terms fair value hedging strategy on the residential mortgage loans held-for-sale (refer to the comment #1 response above) and the shortcut fair value method for the interest rate swap related to the trust preferred hedging strategy, Fifth Third considered both quantitative and qualitative measures as prescribed by SEC Staff Accounting Bulletin (“SAB”) No. 99, “Materiality.” Fifth Third also considered the essence of the concept of materiality as stated in Statement of Financial Accounting Concepts No. 2, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In addition SAB No. 99 discusses the use of a percentage as a numerical threshold when determining materiality. It states, “the use of a percentage as numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a ‘rule of thumb’ as an initial step in assessing materiality.” SAB No. 99 further states, however, that materiality cannot only be assessed quantitatively, but must consider qualitative factors as well.

The attached Exhibits A – D include the quantitative impact of the forward contract derivatives related to the matched terms fair value hedging strategy on the residential mortgage loans held-for-sale and the interest rate swap related to the trust preferred hedging strategy. As highlighted on Exhibits A – D, Fifth Third believes on all quantitative measures the individual and combined impact of the forward contract derivatives and the interest rate swap was not material to its consolidated financial statements in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006, in relation to individual line item amounts, subtotals or totals taken as a whole. Additionally, in consideration of the staff’s comments in SAB No. 99, Fifth Third has also appropriately considered the impact of the forward contract derivatives and the interest rate swap from a qualitative perspective. Specifically, Fifth Third considered the following:

•	“Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.” The nature of the misstatements arises from Fifth Third’s interpretation of SFAS No. 133 and its specific application of fair value hedge accounting on a matched terms and shortcut method basis in the strategies discussed above.

•	“Whether the misstatement masks a change in earnings or other trends.” The misstatements, both individually and combined, do not mask a change in earnings or other trends in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006, as the accounting for both the forward contract derivatives related to the matched terms fair value hedging strategy on the residential mortgage loans held-for-sale and the interest rate swap related to the trust preferred hedging strategy has been consistently applied in all periods.

•	“Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.” The misstatements, both individually and combined, do not hide a failure to meet analysts’ consensus expectations in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006.

•	“Whether the misstatement changes a loss into income or vice versa.” The misstatements, both individually and combined, do not change a loss into income or income into a loss in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006.

•	“Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.” The misstatement concerning the forward contract derivatives for the matched terms fair value hedging strategy on the residential mortgage loans held-for-sale relates to the Retail segment of Fifth Third’s business. The impact of the misstatement to the Retail segment does not change a loss into income or income into a loss in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006, does not mask a change in earnings or other trends in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006, and does not materially impact the segments profitability in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006. The misstatement concerning the interest rate swap for the trust preferred hedging strategy relates to the Other/Eliminations category.

•	“Whether the misstatement affects the registrant’s compliance with regulatory requirements.” The misstatements, both individually and combined, do not affect Fifth Third’s compliance with any regulatory requirements and do not cause any change to Fifth Third’s well-capitalized status in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006.

•	“Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.” The misstatements, both individually and combined, do not affect Fifth Third’s compliance with any loan covenants or other contractual requirements in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006.

•	“Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.” The misstatements, both individually and combined, or the absence of the effect in any period’s consolidated financial statements would not and did not result in an increase in management’s compensation.

•	“Whether the misstatement involves concealment of an unlawful transaction.” The nature of the individual misstatements does not involve concealment of an unlawful transaction and it does not involve an intentional misapplication of GAAP.

Based on the consideration of the quantitative and qualitative aspects of these items, Fifth Third does not believe the misstatements were material, individually or combined, in any period, including all quarterly periods beginning in 2004 through the first quarter of 2006, and it believes its consolidated financial statements can be relied upon by investors and other users. Further, Fifth Third does not believe there is a substantial likelihood that the facts would have been viewed by the reasonable investor as having significantly altered the “total mix” of information available nor does it believe as a result of the misstatement of these items in its consolidated financial statements that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the items. Accordingly and as noted above, Fifth Third will prospectively utilize the long-haul method in future filings effective in the second quarter of 2006.

Note 17: Common Stock and Treasury Stock, page 69

3.	We note your response to our prior comment 8. Please tell us if there were circumstances in which the counterparty to your forward contract had the ability to require you to settle the contract in cash or shares. If the counterparty could require cash settlement of the contract, please tell us how this feature was considered in your determination that the contract should be accounted for as equity.

Fifth Third notes that the only circumstance in which the counterparty to the forward contract had the ability to require Fifth Third to settle the contract in cash or shares was in the event Fifth Third failed to make its cash or share settlement election by the election deadline (defined as no later than 10 Trading Days prior to the then scheduled last Trading Day of the Averaging Period). If Fifth Third failed to make its election, then in accordance with the terms of the overnight share repurchase agreement Fifth Third would have been deemed by the counterparty to have made a cash settlement election. Given Fifth Third controls all elements of the settlement election as well as its satisfaction of paragraphs 12 through 32 of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the forward contract qualified for equity classification.

We certainly welcome any additional questions you may have about the responses and if you should require any further clarification, please do not hesitate to call Chris Marshall, Executive Vice President and Chief Financial Officer at (513) 534-7996, David DeBrunner, Senior Vice President and Controller, at (513) 534-6828 or Robert Cafera, Vice President and Assistant Controller, at (513) 534-6662.

Sincerely,

/s/ George A. Schaefer, Jr.
George A. Schaefer, Jr.
President and Chief Executive Officer

Enclosure: Exhibits A – D, which Exhibits constitute a portion of this response letter

cc (with Enclosure):	Ms. Margaret Fitzgerald
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mail Stop 4561

Deloitte & Touche LLP
Graydon Head & Ritchey LLP

CONFIDENTIAL TREATMENT REQUESTED BY FIFTH THIRD BANCORP

Presentation of Combined Impact	Exhibit A

For the years ended December 31 ($ in millions)	As filed 2005	Trust Preferred	Loans HFS	Adjusted 2005	% change	As filed 2004	Trust Preferred	Loans HFS	Adjusted 2004	% change	As filed 2003	Trust Preferred	Loans HFS	Adjusted 2003	% change
Interest income	$4,995	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				$4,114	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				$3,991	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Interest expense	2,030					1,102					1,086

Net interest income	2,965					3,012					2,905
Provision for loan and lease losses	330					268					399

Net interest income after provision for loan and lease losses	2,635					2,744					2,506
Noninterest income
Electronic payment processing revenue	735					622					575
Service charges on deposits	522					515					485
Mortgage banking net revenue	174					178					302
Investment advisory revenue	355					360					332
Other noninterest income	620					671					581
Operating lease revenue	55					156					124
Securities gains (losses), net	39					(37)					84

Total noninterest income	2,500					2,465					2,483
Noninterest expense
Salaries, wages and incentives	1,133					1,018					1,031
Employee benefits	283					261					240
Equipment expense	105					84					82
Net occupancy expense	221					185					159
Operating lease expense	40					114					94
Other noninterest expense	1,145					1,310					945

Total noninterest expense	2,927					2,972					2,551
Income from continuing operations before income taxes, minority interest and cumulative effect	2,208					2,237					2,438
Applicable income taxes	659					712					786

Income from continuing operations before minority interest and cumulative effect	1,549					1,525					1,652
Minority interest, net of tax	—					—					(20)

Income from continuing operations before cumulative effect	1,549					1,525					1,632
Income from discontinued operations, net of tax	—					—					44

Income before cumulative effect	1,549					1,525					1,676
Cumulative impact of change in accounting principle, net of tax	—					—					(11)

Net Income	$1,549					$1,525					$1,665

Net income available to common shareholders	$1,548					$1,524					$1,664

Earnings per share from continuing operations	$2.79					$2.72					$2.85
Earnings per share from discontinued operations, net	—					—					0.08
Earnings per share from cumulative effect of change in accounting principle	—					—					(0.02)

Earnings per share	$2.79					$2.72					$2.91

Earnings per diluted share from continuing operations	$2.77					$2.68					$2.81
Earnings per diluted share from discontinued operations, net	—					—					0.08
Earnings per diluted share from cumulative effect of change in accounting principle	—					—					(0.02)

Earnings per diluted share	$2.77					$2.68					$2.87

As of December 31 ($ in millions) Selected Balance Sheet Captions	As filed 2005	Trust Preferred	Loans HFS	Adjusted 2005	% change	As filed 2004	Trust Preferred	Loans HFS	Adjusted 2004	% change	As filed 2003	Trust Preferred	Loans HFS	Adjusted 2003	% change
Loans held for sale	$1,304	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				$559	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				$1,881	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Total assets	105,225					94,456					91,254
Long-term debt	15,227					13,983					9,063
Accrued taxes, interest and expenses	2,142					2,216					2,200
Total liabilities	95,779					85,532					82,587
Total shareholders’ equity	9,446					8,924					8,667

Selected Financial Data	As filed 2005	Trust Preferred	Loans HFS	Adjusted 2005	% change	As filed 2004	Trust Preferred	Loans HFS	Adjusted 2004	% change	As filed 2003	Trust Preferred	Loans HFS	Adjusted 2003	% change
Net Interest Margin (fully taxable equivalent)	3.23%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				3.48%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				3.62%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Return on Assets	1.50%					1.61%					1.90%
Return on Equity	16.6%					17.2%					19.0%
Tier-1 Capital Ratio	8.38%					10.31%					11.11%
Total Capital Ratio	10.45%					12.31%					13.56%
Tier-1 Leverage Ratio	8.08%					8.89%					9.23%

[*    CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

CONFIDENTIAL TREATMENT REQUESTED BY FIFTH THIRD BANCORP

Presentation of Impact of Applying the Shortcut Fair Value Method in the Trust Preferred Hedging Strategy	Exhibit B

For the years ended December 31 ($ in millions)	As filed 2005	Trust Preferred	Adjusted 2005	% change	As filed 2004	Trust Preferred	Adjusted 2004	% change	As filed 2003	Trust Preferred	Adjusted 2003	% change
Interest income	$4,995	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$4,114	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$3,991	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Interest expense	2,030				1,102				1,086

Net interest income	2,965				3,012				2,905
Provision for loan and lease losses	330				268				399

Net interest income after provision for loan and lease losses	2,635				2,744				2,506
Noninterest income
Electronic payment processing revenue	735				622				575
Service charges on deposits	522				515				485
Mortgage banking net revenue	174				178				302
Investment advisory revenue	355				360				332
Other noninterest income	620				671				581
Operating lease revenue	55				156				124
Securities gains (losses), net	39				(37)				84

Total noninterest income	2,500				2,465				2,483
Noninterest expense
Salaries, wages and incentives	1,133				1,018				1,031
Employee benefits	283				261				240
Equipment expense	105				84				82
Net occupancy expense	221				185				159
Operating lease expense	40				114				94
Other noninterest expense	1,145				1,310				945

Total noninterest expense	2,927				2,972				2,551
Income from continuing operations before income taxes, minority interest and cumulative effect	2,208				2,237				2,438
Applicable income taxes	659				712				786

Income from continuing operations before minority interest and cumulative effect	1,549				1,525				1,652
Minority interest, net of tax	—				—				(20)

Income from continuing operations before cumulative effect	1,549				1,525				1,632
Income from discontinued operations, net of tax	—				—				44

Income before cumulative effect	1,549				1,525				1,676
Cumulative impact of change in accounting principle, net of tax	—				—				(11)

Net Income	$1,549				$1,525				$1,665

Net income available to common shareholders	$1,548				$1,524				$1,664

Earnings per share from continuing operations	$2.79				$2.72				$2.85
Earnings per share from discontinued operations, net	—				—				0.08
Earnings per share from cumulative effect of change in accounting principle	—				—				(0.02)

Earnings per share	$2.79				$2.72				$2.91

Earnings per diluted share from continuing operations	$2.77				$2.68				$2.81
Earnings per diluted share from discontinued operations, net	—				—				0.08
Earnings per diluted share from cumulative effect of change in accounting principle	—				—				(0.02)

Earnings per diluted share	$2.77				$2.68				$2.87

As of December 31 ($ in millions) Selected Balance Sheet Captions	As filed 2005	Trust Preferred	Adjusted 2005	% change	As filed 2004	Trust Preferred	Adjusted 2004	% change	As filed 2003	Trust Preferred	Adjusted 2003	% change
Total assets	105,225	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			94,456	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			91,254	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Long-term debt	15,227				13,983				9,063
Accrued taxes, interest and expenses	2,142				2,216				2,200
Total liabilities	95,779				85,532				82,587
Total shareholders’ equity	9,446				8,924				8,667

Selected Financial Data	As filed 2005	Trust Preferred	Adjusted 2005	% change	As filed 2004	Trust Preferred	Adjusted 2004	% change	As filed 2003	Trust Preferred	Adjusted 2003	% change
Net Interest Margin (fully taxable equivalent)	3.23%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			3.48%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			3.62%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Return on Assets	1.50%				1.61%				1.90%
Return on Equity	16.6%				17.2%				19.0%
Tier-1 Capital Ratio	8.38%				10.31%				11.11%
Total Capital Ratio	10.45%				12.31%				13.56%
Tier-1 Leverage Ratio	8.08%				8.89%				9.23%

[*    CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

CONFIDENTIAL TREATMENT REQUESTED BY FIFTH THIRD BANCORP

Presentation of Impact of Applying the Matched Terms Fair Value Method in the Mortgage Loans Held-For-Sale Hedging Strategy	Exhibit C

For the years ended December 31 ($ in millions)	As filed 2005	Loans HFS	Adjusted 2005	% change	As filed 2004	Loans HFS	Adjusted 2004	% change	As filed 2003	Loans HFS	Adjusted 2003	% change
Interest income	$4,995	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$4,114	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$3,991	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Interest expense	2,030				1,102				1,086

Net interest income	2,965				3,012				2,905
Provision for loan and lease losses	330				268				399

Net interest income after provision for loan and lease losses	2,635				2,744				2,506
Noninterest income
Electronic payment processing revenue	735				622				575
Service charges on deposits	522				515				485
Mortgage banking net revenue	174				178				302
Investment advisory revenue	355				360				332
Other noninterest income	620				671				581
Operating lease revenue	55				156				124
Securities gains (losses), net	39				(37)				84

Total noninterest income	2,500				2,465				2,483
Noninterest expense
Salaries, wages and incentives	1,133				1,018				1,031
Employee benefits	283				261				240
Equipment expense	105				84				82
Net occupancy expense	221				185				159
Operating lease expense	40				114				94
Other noninterest expense	1,145				1,310				945

Total noninterest expense	2,927				2,972				2,551
Income from continuing operations before income taxes, minority interest and cumulative effect	2,208				2,237				2,438
Applicable income taxes	659				712				786

Income from continuing operations before minority interest and cumulative effect	1,549				1,525				1,652
Minority interest, net of tax	—				—				(20)

Income from continuing operations before cumulative effect	1,549				1,525				1,632
Income from discontinued operations, net of tax	—				—				44

Income before cumulative effect	1,549				1,525				1,676
Cumulative impact of change in accounting principle, net of tax	—				—				(11)

Net Income	$1,549				$1,525				$1,665

Net income available to common shareholders	$1,548				$1,524				$1,664

Earnings per share from continuing operations	$2.79				$2.72				$2.85
Earnings per share from discontinued operations, net	—				—				0.08
Earnings per share from cumulative effect of change in accounting principle	—				—				(0.02)

Earnings per share	$2.79				$2.72				$2.91

Earnings per diluted share from continuing operations	$2.77				$2.68				$2.81
Earnings per diluted share from discontinued operations, net	—				—				0.08
Earnings per diluted share from cumulative effect of change in accounting principle	—				—				(0.02)

Earnings per diluted share	$2.77				$2.68				$2.87

As of December 31 ($ in millions) Selected Balance Sheet Captions	As filed 2005	Loans HFS	Adjusted 2005	% change	As filed 2004	Loans HFS	Adjusted 2004	% change	As filed 2003	Loans HFS	Adjusted 2003	% change
Loans held for sale	$1,304	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$559	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$1,881	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Total assets	105,225				94,456				91,254
Accrued taxes, interest and expenses	2,142				2,216				2,200
Total liabilities	95,779				85,532				82,587
Total shareholders’ equity	9,446				8,924				8,667

Selected Financial Data	As filed 2005	Loans HFS	Adjusted 2005	% change	As filed 2004	Loans HFS	Adjusted 2004	% change	As filed 2003	Loans HFS	Adjusted 2003	% change
Return on Assets	1.50%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			1.61%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			1.90%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Return on Equity	16.6%				17.2%				19.0%
Tier-1 Capital Ratio	8.38%				10.31%				11.11%
Total Capital Ratio	10.45%				12.31%				13.56%
Tier-1 Leverage Ratio	8.08%				8.89%				9.23%

[*     CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

CONFIDENTIAL TREATMENT REQUESTED BY FIFTH THIRD BANCORP

Presentation of Individual and Combined Impacts to the First Quarter of 2006	Exhibit D

For the period ended March 31 ($ in millions)	As filed Q1 2006	Trust Preferred	Loans HFS	Adjusted Q1 2006	% change	As filed Q1 2006	Trust Preferred	Adjusted Q1 2006	% change	As filed Q1 2006	Loans HFS	Adjusted Q1 2006	% change
Interest income	$1,398	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				$1,398	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$1,398	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Interest expense	687					687				687

Net interest income	711					711				711
Provision for loan and lease losses	78					78				78

Net interest income after provision for loan and lease losses	633					633				633
Noninterest income
Electronic payment processing revenue	196					196				196
Service charges on deposits	126					126				126
Mortgage banking net revenue	47					47				47
Investment advisory revenue	91					91				91
Corporate banking revenue	76					76				76
Other noninterest income	80					80				80
Securities gains (losses), net	1					1				1

Total noninterest income	617					617				617
Noninterest expense
Salaries, wages and incentives	284					284				284
Employee benefits	87					87				87
Equipment expense	27					27				27
Net occupancy expense	58					58				58
Other noninterest expense	275					275				275

Total noninterest expense	731					731				731
Income before income taxes and cumulative effect	519					519				519
Applicable income taxes	160					160				160

Income before cumulative effect	359					359				359
Cumulative effect of change in accounting principle, net of tax	4					4				4

Net Income	$363					$363				$363

Net income available to common shareholders	$363					$363				$363

Earnings per share before cumulative effect	$0.66					$0.66				$0.66
Earnings per share from cumulative effect of change in accounting principle	—					—				—

Earnings per share	$0.66					$0.66				$0.66

Earnings per diluted share before cumulative effect	$0.65					$0.65				$0.65
Earnings per diluted share from cumulative effect of change in accounting principle	—					—				—

Earnings per diluted share	$0.65					$0.65				$0.65

As of March 31 ($ in millions) Selected Balance Sheet Captions	As filed Q1 2006	Trust Preferred	Loans HFS	Adjusted Q1 2006	% change	As filed Q1 2006	Trust Preferred	Adjusted Q1 2006	% change	As filed Q1 2006	Loans HFS	Adjusted Q1 2006	% change
Loans held for sale	$744	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				$744	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			$744	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Total assets	105,044					105,044				105,044
Long-term debt	14,746					14,746				14,746
Accrued taxes, interest and expenses	2,169					2,169				2,169
Total liabilities	95,575					95,575				95,575
Total shareholders’ equity	9,469					9,469				9,469

Selected Financial Data	As filed Q1 2006	Trust Preferred	Loans HFS	Adjusted Q1 2006	% change	As filed Q1 2006	Trust Preferred	Adjusted Q1 2006	% change	As filed Q1 2006	Loans HFS	Adjusted Q1 2006	% change
Net Interest Margin (fully taxable equivalent)	3.08%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]				3.08%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]			3.08%	[* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Return on Assets	1.41%					1.41%				1.41%
Return on Equity	15.3%					15.3%				15.3%
Tier-1 Capital Ratio	8.49%					8.49%				8.49%
Total Capital Ratio	10.47%					10.47%				10.47%
Tier-1 Leverage Ratio	8.24%					8.24%				8.24%

[*    CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]